Exhibit 99.1

IDREAMSKY TECHNOLOGY LIMITED ANNOUNCES COMPLETION OF GOING PRIVATE TRANSACTION

SHENZHEN, China, September 7, 2016 — iDreamSky Technology Limited (“iDreamSky” or the “Company”) (NASDAQ: DSKY), China’s leading independent mobile game publishing platform, today announced the completion of its merger (the “merger”) with Dream Merger Sub Limited (“Merger Sub”), a wholly-owned subsidiary of Dream Investment Holdings Limited (“Parent”), pursuant to the agreement and plan of merger (the “merger agreement”) dated December 31, 2015 by and among Parent, Merger Sub and the Company. As a result of the merger, the Company ceased to be a publicly traded company and became a wholly-owned subsidiary of Parent.

Under the terms of the merger agreement, each of the Company’s Class A and Class B ordinary shares, par value US$0.0001 per share (each a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the effective time of the merger, has been cancelled in exchange for the right to receive $3.50 in cash per Share without interest, and each of the Company’s American depositary shares, each representing four Class A ordinary shares (each an “ADS” and collectively, the “ADSs”) issued and outstanding immediately prior to the effective time of the merger, has been cancelled in exchange for the right to receive US$14.00 in cash per ADS without interest (less up to $0.05 per ADS cancellation fees and $0.02 depositary services fees), other than (a) Shares (including Shares represented by ADSs) owned by Dream Technology Holdings Limited (“Holdco”), Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly-owned subsidiary of Holdco, Parent, Merger Sub or the Company, (b) Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise or vesting of any options to purchase Class A ordinary shares (the “Options”) or restricted Class A ordinary shares (the “Restricted Shares”) of the Company granted under its share incentive plans in accordance with the terms thereof, (c) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Cayman Islands Companies Law (the “Dissenting Shares”), and (d) Shares (including Shares represented by ADSs), Options and/or Restricted Shares beneficially owned by certain rollover shareholders (Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”).

Each certificated shareholder of record as of the effective time of the merger who is entitled to the merger consideration will receive a letter of transmittal and instructions from the paying agent on how to surrender their share certificates in exchange for the merger consideration. Certificated shareholders should wait to receive the letters of transmittal before surrendering their share certificates. Each uncertificated shareholder of record as of the effective time of the merger will receive an amount in cash equal to the amount of the merger consideration to which such holder is entitled as soon as practicable after the effective time. As soon as practicable after receiving the aggregate ADS merger consideration from the paying agent, The Bank of New York Mellon will pay US$14.00 per ADS in cash without interest (less up to $0.05 per ADS cancellation fees and $0.02 depositary services fees) to holders of ADSs (other than any ADS that represents Excluded Shares).

The Company also announced today that it has requested that trading of its ADSs on the NASDAQ Global Select Market (the “NASDAQ”) be suspended as of September 7, 2016. The Company requested NASDAQ to file a notification on Form 25 with the Securities and Exchange Commission (the “SEC”) to delist the Company’s ADSs on the NASDAQ and deregister the Company’s registered securities. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in ten days. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

In connection with the merger, Duff & Phelps, LLC is serving as the financial advisor to the special committee of the board of directors of the Company (the “Special Committee”). Shearman & Sterling LLP is serving as the U.S. legal counsel to the Special Committee and Maples and Calder is serving as the Cayman Islands legal counsel to the Special Committee. Kirkland & Ellis is the Company’s U.S. legal counsel. Han Kun Law Offices is the Company’s PRC legal counsel.

China Renaissance Securities (Hong Kong) Limited is serving as the financial advisor to a buyer consortium led by Mr. Michael Xiangyu Chen, chief executive officer and chairman of the board of directors of the Company and Mr. Anfernee Song Guan, chief technology officer and a director of the Company, together with certain rollover shareholders and new investors, including, among others, V Capital, Prometheus Capital, Legend Capital, We Capital, Star VC or their affiliated entities (collectively, the “Buyer Group”). Kirkland & Ellis is serving as the U.S. legal counsel to the Buyer Group. Walkers is serving as the Cayman Islands legal counsel to the Buyer Group. Han Kun Law Offices is serving as the PRC legal counsel to the Buyer Group.

About iDreamSky

iDreamSky Technology Limited (NASDAQ: DSKY) was the largest independent mobile game publishing platform in China based on the number of active users in 2015, according to Analysys International, an independent market research firm. The Company believes that it has redefined the role of a game publisher by redesigning and optimizing third-party games and delivering them to users through its proprietary distribution channels as part of its broader publishing solution. Well-known international mobile game developers grant the Company access to the source codes of their games, allowing for greater control and efficiency in redesigning their games for the China market. The Company distributes these games through both its proprietary distribution channels and third-party channels, such as app stores and device pre-installations. The Company also operates games as a service, where the Company offers live game services and gains user insights through its multi-dimensional data analysis engine to drive ongoing game optimization and monetization. For more information, please visit http://ir.idreamsky.com.

Safe Harbor and Informational Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Further information regarding these and other risks is included in the Company’s filings with the SEC. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

iDreamSky Contact:

For investor and media inquiries, please contact:

Mr. Derek Xiao

iDreamSky Technology Limited

Phone: +86-755-8668-5111. Ext.8007

E-mail: ir@idreamsky.com

Vera Tang

ICR, Inc.

Tel: +1 646-450-5180

Email: ir@idreamsky.com